UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-33107

CANADIAN SOLAR INC.

545 Speedvale Avenue West, Guelph,

Ontario, Canada N1K 1E6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F  ☐

CANADIAN SOLAR INC.

Form 6-K

CONTENTS

Recurrent Energy Announces $500 Million Capital Commitment from BlackRock to Grow Its Global Renewable Energy Platform

Recurrent Energy, a subsidiary of Canadian Solar Inc. (“Canadian Solar”) (NASDAQ: CSIQ) and a global developer and owner of solar and energy storage assets, announced today that Recurrent Energy B.V. has secured a $500 million preferred equity investment commitment, convertible into common equity, from BlackRock through a fund managed by its Climate Infrastructure business (“BlackRock”). The $500 million investment will represent 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy after the closing of the investment.

The investment will provide Recurrent Energy with additional capital to grow its high value project development pipeline while executing its strategy to transition from a pure developer to a developer plus long-term owner and operator in select markets including the U.S. and Europe. This transition is expected to create a more diversified portfolio and provide more stable long-term revenue in low-risk currencies and enable Recurrent Energy to create and retain greater value in its own project development pipeline.

Recurrent Energy is one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong and established track record of responsibly originating, developing, financing, and building around 9 GWp of solar and 3 GWh of battery storage power plants across six continents since 2009.

As of September 30, 2023, Recurrent Energy had a global development pipeline of 26 GW in solar and 55 GWh in storage, of which 13 GW and 12 GWh respectively are projects with interconnections. Recurrent Energy expects to have 4 GW of solar and 2 GWh of storage in operation in the U.S. and Europe by 2026. The perimeter of the transaction includes the U.S., Canada, Spain, Italy, the U.K., France, the Netherlands, Germany, South Africa, Brazil, Chile, Colombia, Australia, South Korea and Taiwan; and excludes Canadian Solar’s project development business in Japan and China, and certain assets in Latin America and Taiwan. Closing of the transaction is subject to regulatory approvals and certain terms and conditions in accordance with the transaction agreements.

Dr. Shawn Qu, Chairman and CEO, Canadian Solar, said, “We started our global energy development business in 2009 and have since strategically grown Recurrent Energy as Canadian Solar’s premier renewable energy platform, forging a new path in developing, financing and constructing first-of-their kind solar and energy storage projects. We are now at an inflection point for renewable energy growth. The infusion of capital from our partner BlackRock, who is also Canadian Solar’s largest institutional investor, will provide the resources needed to further scale the Recurrent Energy platform and meet record clean energy power demand across the world.”

Ismael Guerrero, CEO of Recurrent Energy, added, “We are delighted to have the support of BlackRock, one of the largest and most sophisticated renewable energy investors in the world, as we scale Recurrent Energy in response to massive global demand for renewable energy and energy storage solutions. This investment will support our growth and continued ambition to make a difference by leading the renewable energy transition across the world. Our mission is to deliver clean, reliable and affordable power to the world, today and tomorrow, and this milestone will help us continue to achieve this goal.”

David Giordano, Global Head of Climate Infrastructure and Chief Investment Officer of Transition Capital, BlackRock, said, “We are excited to partner on behalf of our clients with Recurrent Energy. We believe this partnership will help unlock the full potential of Recurrent Energy’s impressive renewable energy project development platform. Recurrent Energy is emblematic of our strategy of investing in leading renewable power generation assets and transition-enabling infrastructure, and we are pleased to make this first investment commitment from the fourth vintage of BlackRock’s Climate Infrastructure fund franchise.”

Solar energy is the most affordable way to produce electricity in most places around the world. Between 2022 and 2027, global solar capacity is projected to almost triple, becoming the largest source of power capacity in the world, according to the International Energy Agency. The growth of renewable energy, especially in the U.S. and Europe, is also driving demand for energy storage which provides dispatchable and reliable power to the grid. Wood Mackenzie projects global cumulative deployments of energy storage to exceed 1,000 GWh between now and 2030.

BofA Securities, Inc. and Banco Santander, S.A. acted as financial advisors to Canadian Solar.

The $500 million preferred equity investment, convertible to common equity, will bear a cumulative and compounding preferred dividend at a rate of 9% per annum paid in-kind or cash (at Recurrent Energy’s option), until the closing of a qualified exit event initiated by either Recurrent Energy shareholder, which may commence after the five-year anniversary of the closing. The preferred equity investment carries preferential rights at exit, and prior to exit, will provide holders of the preferred equity with certain customary governance rights. Closing of the transaction is expected in two tranches and is subject to regulatory approvals and certain terms and conditions in accordance with the transaction agreements.

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About Recurrent Energy

Recurrent Energy is one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development, ownership and operations platforms, with an industry-leading team of in-house energy experts. Recurrent Energy is a subsidiary of Canadian Solar Inc. Additional details are available at www.recurrentenergy.com.

About Canadian Solar

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 22 years, Canadian Solar has successfully delivered over 110 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2009, Canadian Solar has developed, built, and connected around 9.3 GWp of solar power projects and over 3 GWh of battery storage projects across the world. Currently, the Company has around 850 MWp of solar power projects in operation, 8 GWp of projects under construction or in backlog (late-stage), and an additional 19 GWp of projects in the advanced and early-stage pipeline. In addition, the Company has a total battery storage project development pipeline of approximately 55 GWh, including approximately 5 GWh under construction or in backlog, and an additional 50 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

About BlackRock Private Markets

BlackRock’s private markets platform serves investors seeking outperformance in infrastructure, private debt, private equity, real estate, and multi-alternatives solutions. We strive to bring our investors the highest quality opportunities by drawing upon our global footprint, superior execution capabilities, proprietary technology, and position as a preferred partner. As of December 31, 2023, BlackRock manages US$327 billion in liquid and illiquid alternative investments and commitments on behalf of clients worldwide.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (ESG) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 18, 2023. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chairman and Chief
Executive Officer

Date: January 23, 2024